SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
          AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                               (Amendment No. 4)1


                               GALEY & LORD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36352K 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

  CUSIP No. 36352K 103                  13G               Page  2  of  4  Pages
            ----------                                         ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARTHUR C. WIENER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER

         SHARES                    976, 700 Shares
                         -------------------------------------------------------
      BENEFICIALLY            6    SHARED VOTING POWER

        OWNED BY                   None
                         -------------------------------------------------------
          EACH                7    SOLE DISPOSITIVE POWER

        REPORTING                  976,700 Shares
                         -------------------------------------------------------
         PERSON               8    SHARED DISPOSITIVE POWER

          WITH                     None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     976,700 Shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 4 pages

Item 1.
-------

          (a)       The name of the issuer is Galey & Lord, Inc. (the "Issuer").

          (b) The address of Issuer's principal executive office is 980 Avenue of the Americas, New York, New York 10018.


Item 2.
-------

          (a)(b)(c) This report is being filed by Arthur C. Wiener, a United States citizen whose business address is 980 Avenue of the Americas, New York, New York 10018 (the "Reporting Person").

          (d)(e) The report covers the Issuer's Common Stock, $.01 par value (the "Common Stock"). The CUSIP number of the Common Stock is 36352K 103.


Item 3.
-------

          Not applicable.


Item 4.  Ownership
-------  ---------

          (a) As of December 31, 1997, the Reporting Person beneficially owned 976,700 shares (the "Shares") of Common Stock, which includes 378,700 shares of Common Stock subject to currently exercisable stock options and 8,000 shares held by the Wiener Foundation, a not-for-profit corporation controlled by Mr. Wiener and his immediate family members.

          (b)       As   of   December   31,  1997,  the  Issuer had outstanding
                    11,644,490 shares of Common Stock and the Shares represented 8.1% of the outstanding shares of Common Stock.

          (c)       Number of shares as to which the Reporting Person has:

                    (i)       sole power to vote or direct the vote -- 976,700
                              shares;
                    (ii)      shared power to vote or to direct  the vote --
                              none;
                    (iii) sole power to dispose or direct the disposition of -- 976,700 shares; and
                    (iv)      shared   power   to  dispose  or  to  direct   the
                              disposition of -- none.

               In May 1992, the Issuer, Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), and the Reporting Person entered into an agreement, under which, if requested by CVC, the Issuer will use its best efforts to cause a designee of CVC to be nominated as a director of the Issuer and the Reporting Person will vote all shares owned by him in favor of CVC's designee. Such agreement will terminate on the earlier of its tenth anniversary or the date on which CVC beneficially owns fewer than 20% of the outstanding shares of Common Stock and nonvoting common stock of the Issuer. In addition, pursuant to the agreement, CVC also has the right to appoint an observer who will be permitted to attend all meetings of the Board of Directors of the Issuer and its Committees. A designee of CVC is currently serving as a director of the Issuer. The Reporting Person intends to vote all shares owned by him for the election of CVC's designee as a director.


                                Page 3 of 4 pages

Item 5.   Ownership of Five Percent or Less of a Class
-------   --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   The Security Being Reported on By The Parent Holding Company
          ------------------------------------------------------------------

          Not applicable.


Item 8.  Identification and Classification of Members of the Group
-------  ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group
-------   ------------------------------

          Not applicable.


Item 10.  Certification
--------  -------------

          Not applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and beliefs, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1998



                               /s/Arthur C. Wiener
                               -------------------
                                    Signature



                                Arthur C. Wiener
                                ----------------
                                      Name


                                Page 4 of 4 pages